Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31 ,				Four Months Ended December 31,		Eight Months Ended August 31,		Year Ended December 31,
(in millions)	2016	2015	2014		2013		2013		2012

Income (loss) from continuing operations before income taxes	$78	$2	$(49)		$(55)		$2,406		$(1,610)
Series A preferred stock dividends	(3)	—	—	#	—	#	—	#	—
Income (loss) from continuing operations before income taxes attributable to common stockholders	75	2	(49)	#	(55)	#	2,406	#	(1,610)
Adjustments:
Interest expense	60	63	62		22		106		139
Interest component of rental expense (1)	9	10	13		5		12		20
Amortization of capitalized interest	—	—	—		—		—		2
Series A preferred stock dividends	3	—	—	#	—	#	—	#	—
Earnings available for fixed charges	$147	$75	$26	#	$(28)	#	$2,524	#	$(1,449)

Fixed charges:
Interest expense	60	63	62		22		106		139
Interest component of rental expense (1)	9	10	13		5		12		20
Capitalized interest	-	2	3		—		—		1
Series A preferred stock dividends	3	—	—	#	—	#	—	#	—
Total fixed charges and preferred stock dividends	$72	$75	$78	#	$27	#	$118	#	$160

Ratio of earnings to combined fixed charges and preferred stock dividends	2.0	1.0	*		**		21.4		* * *
(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $52 million.

* *	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $55 million.

* * *	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.